Progressive Wealth Management Since 1990

Shareholder Rebuttal to Intel Corporation’s Opposition Statement Regarding
an Advisory Vote on Political Contributions

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Intel Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Intel shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:
•	the Company’s and Intel PAC policies on electioneering and political contributions and communications,
•	any political contributions known to be anticipated during the forthcoming fiscal year,
•
management’s analysis of the congruency with company values and policies of the company’s and Intel PAC’s policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year, and an explanation of the rationale for any contributions found incongruent;

•	management’s analysis of any resultant risks to our company’s brand, reputation, or shareholder value;
•	and providing an advisory shareholder vote on those policies and future plans.

Overview
For the 2015-2016 election cycle, the Intel political action committee (IPAC) made over $1.2 million of political contributions. In the opinion of the Proponent, some contributions were made to political candidates whose activities significantly contradict the Company’s stated policies, therefore risking shareholder value. As described below, industry experts recommend that corporations align political contributions with company values to safeguard shareholder value but, in the opinion of the Proponent, the Company failed to ensure that Company values and policies were reflected in its political contributions. The Proponent feels that shareholders would be better served if they could weigh in on political contributions made in the Company’s name, allowing them to assess and protect against threats to shareholder value.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Independent sources recognize the risk of company political contributions which undermine company goals.
The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

In 2013, Intel agreed to complete the reporting requested in a similar proposal, but in 2016 Intel management removed the commitment to a congruency analysis from their political contribution guidelines.
In the opinion of the Proponent, Intel acknowledged the value of a congruency report when it previously adopted the congruency analysis request of a similar proposal, yet the company has now removed that commitment from its Political Accountability Guidelines, and did not produce the committed report during the three ensuing years since the Proponent withdrew the original proposal. The Proponent believes that brand and reputational risk may erode shareholder value should the company or its PAC continue to make contributions which undermine company goals. The Proponent is concerned that the corporate governance at the Company appears to be so fluid that commitments to stakeholders can be made but not fulfilled.  The Proponent urges other shareholders to consider what this means for consistency (or lack thereof) in governance.

IPAC has financially supported politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.
The Proponent acknowledges that it is impossible to be 100% aligned to company policy in political contributions, however it is the opinion of the Proponent that Intel does not recognize the brand risk of major incongruities.  Intel’s values and commitments include diversity and inclusion, as well as being a leader in environmental sustainability, yet in our opinion IPAC’s contributions do not reflect these commitments.

Intel’s Political Accountability Guidelines describes the intentions and purpose of the Company’s and IPAC’s political giving as “support[ing] candidates with the goal of protecting and enhancing long-term stockholder value,” however the Proponent argues that IPAC’s political contributions may undermine the Company business model.  According to the Guidelines, Intel reviews “historical voting records and positions on key … policy issues for Intel.” The Proponent believes that “key public policy issues” includes candidates’ views and voting records on major public policy such as LGBT equality, women’s rights, and environmental sustainability – all issues Intel has publicly supported.

Intel has continually supported LGBT rights and our LGBT employees, including our IGLOBE employee resource group and Intel’s public statement that “Intel supports the Equality Act and the protections for LGBT Americans it outlines.” Despite this, IPAC has given financial support to politicians and organizations that the Proponent believes directly oppose these Company values and internal policies. For example, in 2015-2016 IPAC contributed to politicians such as Marco Rubio which the Human Rights Campaign (HRC) described as “consistently on the wrong side of equality”: “Whether the issue is marriage equality or protecting workers from discrimination, Florida Senator Marco Rubio has consistently opposed giving LGBT Americans equal treatment.” Furthermore, HRC reports that “[Rubio] supports the First Amendment Defense Act (FADA), which would allow government employees to discriminate against LGBT people under the guise of ‘religious liberty’ and [in his Presidential bid]  vowed to appoint both an Attorney General and Supreme Court justices who would defend the right of people like Kim Davis to discriminate.”1

1 http://www.hrc.org/2016RepublicanFacts/marco-rubio

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

IPAC also made contributions to Mitch McConnell, who voted against the reauthorization of the Violence Against Women Act, voted in favor of banning equal marriage rights, and voted against adding “sexual orientation” to the definition of hate crimes in the Local Law Enforcement Enhancement Act of 2001.2

Additionally, Intel has a formal climate change policy which states that:

Intel Corporation believes that global climate change is a serious environmental, economic, and social challenge that warrants and equally serious response by governments and the private sector . . . Addressing climate change requires leadership, both by individual governments and companies . . . Intel exercises leadership both in reducing its own footprint and in working with others to influence the development of sound public policies.4 [emphasis added]

However, IPAC contributed to politicians such as Pat Toomey, who was criticized as fighting “for wealthy Big Oil polluters over the needs of struggling Pennsylvania communities,”5 and Roy Blunt who has been described as a global warming denier.6 The Proponent argues that contributions to these politicians and others that seek to hinder progressive climate change policies are directly conflicting Intel’s own Climate Change Policy, quoted above, which commits the company to influencing “the development of sound public policies” related to climate change.  In the opinion of the Proponent, contributions to such politicians undermine the company’s positive reputation from efforts on climate change by supporting politicians that seek to derail regulations that would slow climate change or enact legislation that would benefit polluters and companies that damage the environment.

Furthermore, our company’s own 10-K discloses climate change as a risk factor that may affect shareholder value:

Climate change may also pose regulatory and environmental risks . . . many of our operations are located in semi-arid regions that may become increasingly vulnerable to prolonged droughts due to climate change. Our fabrication facilities require significant water use and, while we recycle and reuse a portion of the water used, we may have difficulties obtaining sufficient water to fulfill our operational needs due the lack of available infrastructure.

The Proponent is concerned that Intel’s or IPAC’s contributions to politicians that sponsor legislation undermining global warming solutions, and the resulting reputational damage or physical impacts of global warming such as resultant natural disasters, are reasonably likely to harm shareholder value in the long term.

Disclosure alone may not protect shareholder value.
Disclosing all contributions that the Company and its PAC makes are helpful, but disclosure is no replacement for the congruency analysis requested by the Proposal.  In fact, the Proponent believes that disclosure of political contributions increases the need for a congruency analysis as requested by the Proposal.  The Proponent believes that mitigating the risks that come with those disclosures is vital for the success of the company and shareholder value.

2 http://www.ontheissues.org/Domestic/Mitch_McConnell_Civil_Rights.htm
4 http://www.intel.com/content/www/us/en/corporate-responsibility/environment-climate-change-policy-harper.html
5 https://www.lcv.org/article/lcv-edf-action-release-new-tv-ad-in-the-pa-senate-race/
6 https://thinkprogress.org/gop-senate-candidates-oppose-climate-science-and-policy-f06293d0e3d4

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Disclosure of PAC contributions is required by law; however, the Proponent believes that disclosure without broad analysis in advance of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies.  These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and igniting a public firestorm of criticism; as well as a more recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups, including one fighting the Affordable Care Act.7

With disclosure comes the risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value.  The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal -- thoughtful research in advance of the contribution to compare candidate stances versus company policies, values, and public policy stances, coupled with disclosure of the reasoning when contributions are made despite misalignments with company values.

The Proposal does not seek to restrict the Company’s political contributions.
The Proposal does not seek to hamper or limit the political contributions of the Company, but rather seeks appropriate and reasonable oversight of the contributions that the corporation and its PAC provide.

The Proponent believes that a congruency analysis as requested by the Proposal is not burdensome and would provide additional disclosure needed to safeguard shareholder value.
The Proponent believes that Intel and IPAC’s contribution records show a worrisome pattern of contributions which indicate that Company management may not be evaluating potential recipients’ voting records in depth. Disclosure as requested in the Proposal would illustrate to shareholders the level of diligence Management is exerting in vetting politicians for a broader set of issues that may affect shareholder value.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome.  The Proponent also believes that, contrary to Company claims, Intel’s existing procedures regarding political contributions are not sufficient.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 3, 2017

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
 NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar
Asset Management, Inc Funded Pension Plan, one of
the filers of the Proposal.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

7 http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM